Exhibit 15.1

Report of Independent Auditors

To the board of directors of MPC Container Ships ASA

Opinion

We have audited the consolidated financial statements of MPC Container Ships ASA (the Company), which comprise the statement of financial position as of December 31, 2025, and the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for the year then ended, and the related notes (collectively referred to as the “financial statements”).

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025, and the results of its operations and its cash flows for the year then ended in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB) and IFRS Accounting Standards as adopted by the European Union (EU).

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Other Matter

The accompanying consolidated statement of financial position as of December 31, 2024, and the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for the year then ended and the related notes, were not audited, reviewed or compiled by us and accordingly, we express no opinion or any other form of assurance on them.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with IFRS Accounting Standards as adopted by the EU and with IFRS Accounting Standards as issued by the IASB, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free of material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•
Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•
Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•
Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ Ernst & Young AS

Oslo, Norway
April 1, 2026

MPC Container Ships ASA
Consolidated Statement of Profit or Loss

In USD thousands	Notes	2025	2024 (unaudited)

Revenues	2.2	517,803	540,860
Commissions	2.3	(11,521)	(14,433)
Vessel voyage expenditures	2.3	(27,655)	(19,195)
Vessel operation expenditures	2.4	(154,912)	(155,844)
Ship management fees		(10,574)	(9,865)
Share of profit or loss from joint venture	6.1	(2)	(395)
Administrative expenses	2.5	(20,120)	(17,732)
Other expenses		(3,050)	(3,861)
Other income		14,519	8,044
Gain (loss) from sale of vessels and other property, plant and equipment	2.6	40,079	21,145
Depreciation	5.2	(82,766)	(71,139)
Operating profit		261,801	277,585
Finance income	2.7	13,938	9,422
Finance costs	2.7	(38,154)	(20,636)
Profit (loss) before income tax		237,585	266,371
Income tax expenses	3.1	(214)	323
Profit (loss) for the period		237,371	266,694
Equity holders of the Company		237,170	266,683
Minority interest		201	11
Basic earnings per share – in USD	2.8	0.53	0.60
Diluted earnings per share – in USD	2.8	0.53	0.60

See accompanying notes to consolidated financial statements.

MPC Container Ships ASA
Consolidated Statement of Comprehensive Income

In USD thousands	Notes	2025	2024 (unaudited)
Profit (loss) for the period		237,371	266,694
Other comprehensive income		(602)	583
Items which may subsequently be transferred to profit or loss:
Change in hedging reserves, net of taxes	7.2	(602)	583

Total comprehensive profit (loss)		236,769	267,277
Attributable to:
Equity holders of the Company		236,568	267,266
Non-controlling interest		201	11

See accompanying notes to consolidated financial statements.

MPC Container Ships ASA
Consolidated Statement of Financial Position

In USD thousands	Notes	December 31, 2025	December 31, 2024 (unaudited)

Assets
Non-current Assets
Vessels	5.1	975,334	1,003,460
Newbuildings	5.1, 8.1	57,774	44,344
Right-of-use asset		-	264
Investments in associate and joint venture	6.1	1,232	5,245
Total non-current assets		1,034,340	1,053,313
Current Assets
Inventories		6,324	7,206
Trade and other current assets	4.1	59,398	37,735
Other current financial assets	7.2	71,599	1,060
Restricted cash	7.3	9,453	6,364
Cash and cash equivalents	7.3	345,478	125,696
Total current assets		492,252	178,061
Total assets		1,526,592	1,231,374
Equity and Liabilities
Equity	7.5
Share capital		48,589	48,589
Share premium		1,879	1,879
Other paid-in capital	8.2	-	286
Retained earnings		879,974	762,602
Other reserves		(862)	(260)
Non-controlling interest		4,606	4,524
Total equity		934,186	817,620
Non-current liabilities
Non-current interest-bearing debt	7.4	439,140	299,237
Lease liabilities - long-term		-	79
Other non-current liabilities	4.2	2,711	-
Total non-current liabilities		441,851	299,316
Current liabilities
Current interest-bearing debt	7.4	64,808	44,037
Trade and other payables		11,107	12,632
Derivative financial instruments	7.2	174	101
Related party payables	8.2	109	72
Income tax payable	3.1	25	164
Deferred revenues	4.2	42,380	29,706
Other liabilities	4.2	31,952	27,726
Total current liabilities		150,555	114,438
Total equity and liabilities		1,526,592	1,231,374

See accompanying notes to consolidated financial statements.

MPC Container Ships ASA
Consolidated Statement of Changes in Equity

In USD thousands	Notes	Share Capital	Share Premium	Other paid-in capital	Retained Earnings	Other Reserves	Total Equity Attributable to the Equity Holders of the Company	Non-controlling Interest	Total Equity
Equity as at January 1, 2025		48,589	1,879	286	762,602	(260)	813,096	4,524	817,620
Result of the period		-	-	-	237,170	-	237,170	201	237,371
Other comprehensive income		-	-	-	-	(602)	(602)	-	(602)
Total comprehensive income		-	-	-	237,170	(602)	236,568	201	236,769
Dividends paid	7.6	-	-	-	(119,798)	-	(119,798)	(119)	(119,917)
Share-based payment	8.2	-	-	(286)	-	-	(286)	-	(286)
Equity as at December 31, 2025		48,589	1,879	-	879,974	(862)	929,580	4,606	934,186

Equity as at January 1, 2024		48,589	1,879	-	700,021	(843)	749,646	3,835	753,481
Result of the period		-	-	-	266,683	-	266,683	11	266,694
Other comprehensive income		-	-	-	-	583	583	-	583
Total comprehensive income		-	-	-	266,683	583	267,266	11	267,277
Dividends paid	7.6	-	-	-	(204,102)	-	(204,102)	(257)	(204,359)
Share-based payment	8.2	-	-	286	-	-	286	-	286
Addition from non-controlling interest		-	-	-	-	-	-	935	935
Equity as at December 31, 2024 (unaudited)		48,589	1,879	286	762,602	(260)	813,096	4,524	817,620

See accompanying notes to consolidated financial statements.

MPC Container Ships ASA
Consolidated Statement of Cash Flow
In USD thousands	Notes	2025	2024 (unaudited)
Profit (loss) before income tax		237,585	266,371
Income tax expenses paid		117	-
Net change inventory and trade and other receivables		(20,087)	(13,004)
Net change in trade and other payables and other liabilities		2,445	9,155
Net change in other non-current assets and other non-current liabilities		2,711	4,238
Net change in deferred revenues		12,674	(5,524)
Depreciation		82,766	71,139
Share-based payment		(286)	286
Finance costs (net)		24,216	11,214
Share of profit (loss) from joint venture		2	395
(Gain) loss from disposals of vessels and fixed assets		(40,079)	(19,331)
Amortization of TC contracts		-	(1,012)
Cash flow from operating activities		302,064	323,927

Proceeds from disposal of vessels and fixed asset components	5.1	121,399	92,982
Dry dockings and other vessel upgrades	5.1	(49,440)	(56,226)
Newbuildings instalments	5.1	(89,924)	(122,045)
Capitalized borrowing cost	5.1	(2,160)	(2,618)
Acquisition of vessels	5.1	-	(227,296)
Acquisition of subsidiaries, net of cash	5.1	(3,789)	974
Purchase of short-term investments	7.2	(81,568)	-
Sale of short-term investments	7.2	10,000	-
Interest received		12,162	5,258
Investment in associate		-	(4,005)
Cash flow from investing activities		- 83,320	- 312,976

Dividends paid	7.6	(119,917)	(204,359)
Addition of non-controlling interest		-	935
Proceeds from debt financing	7.4	230,921	263,340
Repayment of long-term debt	7.4	(72,705)	(43,975)
Payment of principal of leases		(142)	(185)
Interest paid		(29,190)	(10,090)
Debt issuance costs	7.4	(4,854)	(7,082)
Other finance paid		(542)	(397)
Cash from (to) financial derivatives		(126)	527
Cash flow from financing activities		3,445	- 1,286
Net change in cash and cash equivalents		222,189	9,665
Net translation differences on foreign cash		682	- 189
Restricted cash, cash and cash equivalents at the beginning of the period		132,060	122,584
Restricted cash, cash and cash equivalents at the end of the period		354,931	132,060
See accompanying notes to consolidated financial statements.

Notes

Note 1 Accounting Principles

1.1 Accounting Principles for the Consolidated Financial Statements

General information
MPC Container Ships ASA (“the Company”) is a public limited liability company (Norwegian: allmennaksjeselskap) incorporated and domiciled in Norway, with registered address at Ruseløkkveien 34, 0251 Oslo, Norway, and Norwegian registered enterprise number 918494316. The Company was incorporated on January 9, 2017 and commenced operations in April 2017, when the first vessels were acquired. The consolidated financial statements comprise the Company and its subsidiaries (together referred to as “the Group”). The principal activity of the Group is to invest in and to operate maritime assets in the container shipping segment.

The shares of the Company are listed at the Oslo Stock Exchange under the ticker symbol MPCC. MPC Container Ships ASA is the parent company in the Group.

The consolidated financial statements were approved by the Company’s Board of Directors on March 26, 2026.

Basis of preparation and measurement
These consolidated financial statements have been prepared to meet the requirements of Rule 3-09 of Regulation S-X for inclusion in Castor Maritime Inc.’s (Castor) Annual Report on Form 20-F. Comparative information is provided for informational purposes only and has not been audited.

These Consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB) and IFRS Accounting Standards as adopted by the European Union (EU).

These consolidated financial statements are derived from those that were originally authorized for issue and published by MPC Container Ships ASA (ticker: MPCC) on Oslo Børs on March 27, 2026. They have been reissued for the sole purpose of inclusion in Castor’s Form 20-F. Events occurred between March 27, 2026, and the date of reissuance have been treated according to IAS 10 Events after Reporting Period, with no impact on the amounts presented or disclosed and no material subsequent event requiring disclosures.

The Group has historically prepared its consolidated financial statements in accordance with IFRS as adopted by the European Union (EU), with no differences from IFRS as issued by the International Accounting Standards Board (IASB), and these financial statements are consequently a continuation of that established basis of accounting.

The consolidated financial statements were prepared on the basis of historical cost, with some exceptions where fair value measurement is applied. These exceptions are specifically disclosed in the accounting policies sections in relevant notes:

+ Note 7.2 Financial Instruments

All assets and liabilities for which fair values are measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:
+ Level 1: Quoted market prices in active markets for identical assets or liabilities.
+ Level 2: Inputs other than quoted market prices included in Level 1 are directly or indirectly observable.
+ Level 3: Inputs are unobservable.
The Group has prepared the financial statements on the basis that it will continue to operate as going concern.

Certain amounts in the comparable years have been restated or reclassified to conform to current year presentation. All amounts in the consolidated financial statements are denominated in US dollars (USD), which is the functional currency of the parent company of the Group. All financial information presented in USD has been rounded to the nearest thousand USD, except otherwise indicated.

The Group’s financial year corresponds to the calendar year.

Basis of consolidation
The consolidated financial statements include MPC Container ASA and its subsidiaries in which the Company exercises control. The financial statements of the subsidiaries are prepared for the same reporting period as the Group, using consistent accounting policies. Intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Subsidiaries
Subsidiaries are all companies where the Group has a controlling interest. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date on which control ceases.

Companies that constitute the Group are listed in Note 6.2.

Accounting policy related to joint ventures, associated companies are presented in Note 6.

Foreign currency translation
In accordance with IAS 21, foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transaction.

Financial reporting policies

The material financial reporting policies are described in the relevant notes in the consolidated financial statements and in the notes in the financial statements of the parent company.

The Group presents assets and liabilities in the statement of financial position based on the current or non-current classification.

The cash flow statement of the Group is prepared using the indirect method. Liquid assets include cash, bank deposits (restricted and unrestricted) and other shirt-term investments which can be converted within 3 months.

New and amended standards and interpretations
The Group’s intention is to adopt the relevant new and amended standards and interpretations when they become effective. During the current financial period, the Group has adopted all relevant new and revised Standards and Interpretations that were issued by the IASB and the International Financial Reporting Interpretations Committee (“IFRIC”) of the IASB. The following new Standards, Interpretations and Amendments issued by the IASB and the IFRIC are effective for the current financial year end:

+ Amendments to IAS 21 – Lack of Exchangeability

The above new or amended accounting standards did not have a material impact on the consolidated financial statements or relevant for the Group.

Standards issued but not yet effective
The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Group’s financial statements are disclosed below. The Group intends to adopt these new and amended standards and interpretations, if applicable, when they become effective.

+ Amendment to IFRS 9 and IFRS 7 - Classification and Measurement of Financial Instruments

+ IFRS 18 - Presentation and Disclosure in Financial Statements

+ IFRS 19 - Subsidiaries without Public Accountability: Disclosures

Management assesses that none of the issued standards (except IFRS 18) and amendments not yet in effect will materially impact the recognition and measurement policies of the Group.
The Group has started to assess the impact of IFRS 18, which will lead to changes in the presentation of the consolidated statement of profit or loss and in related disclosures, including reclassifications between line items and additional note information

1.2 Significant Judgement, Estimates and Assumptions

The preparation of consolidated financial statements conforming to IFRS® Accounting Standards requires management to make judgments, estimates and assumptions that may affect assets, liabilities, revenues, expenses and information in notes to these financial statements. Estimates are management’s best assessment based on information available at the date the financial statements are authorized for issue. Uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the asset or liability affected in future periods. Estimates and underlying assumptions are reviewed on an on-going basis. The main areas where judgements and estimates have been made are prescribed in each of the following notes:

+ Note 5.1 Vessels and Newbuildings

+ Note 5.2 Depreciation, Amortization and Impairment Charges

Note 2 Financial Performance

2.1 Segment Information

Accounting policy
Segment reporting
Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision makers in the Group. The chief operating decision maker who is responsible for allocating resources and assessing performance of the operating segments has been identified as the Board of Directors of the Company.

All of the Group’s vessels earn revenue from a single market, which is the seaborne container transportation. The vessels exhibit similar economic, trading and financial characteristics. The Group is organized in one reportable operating segment, i.e. the container shipping segment. Our vessels operate globally and therefore management does not evaluate performance by geographical region and is therefore considered to be only one operating segment. The Group, nevertheless, provides geographical data on revenue for disclosure purposes only. The table below shows time charter revenues per geographical region as at period end and at the time the vessel was redelivered .

in USD thousands	2025	2024 (unaudited)
Intra-Asia	142,017	154,742
South America	118,085	136,776
Europe	28,587	25,677
Middle East	89,222	115,561
Africa	56,585	31,131
Other geographical locations (worldwide trades)	76,340	64,547
Total time charter	510,836	528,434

For the year ended December 31, 2025, the Group had three customers (2024: four) who each accounted for 10% or more for the consolidated revenues in the amount of USD 218.3 million, USD 80.2 million and USD 64.6 million respectively (2024: USD151.6 million, USD 53.8 million, USD 53.3 million and USD 52.3 million respectively). These three customers accounted for 70.1% of the total revenues for 2025 (2024: 59.5%).

2.2 Revenues and Other Revenues

Accounting policy
Revenue recognition
The Group derives its revenue from time charters of its vessels. These charters involve placing the specified vessel at charterers use of specified rental period of time in return for payment of specified daily hire rates. Most of the charters include options for the charterers to extend the terms. Revenue from the Group’s time charters is accounted for as operating leases, on a straight-line basis, for a shorter period of the vessels’ useful life, over the average fixed rentals over the minimum fixed rental period of the time charter agreements, as service is performed. Charter hire received in advance is recorded under “Deferred revenue” in the Consolidated Statement of Financial Position until charter services are rendered. Invoiced revenue related to an estimated proportion of remaining voyage time and activities at the destination port is deferred. Under a time charter, the daily hire rate includes lease component related to the right of use of the vessel and non-lease components primarily related to the operating expenses of the vessel incurred by the Group such as commissions, vessel operating expenses that are reimbursed from the charterers such as crew expenses, lubricants, certain insurance expenses, repair and maintenance, spares, stores etc. and vessel management fees. The lease component of the vessel represents the use of the vessel without any associated performance obligations and is accounted for in accordance with IFRS  16 Leases while revenues from time charter services (non-lease) and other revenues (e.g. bunkers and other services) are accounted for in accordance with IFRS 15. The daily hire rate includes consideration for both components, which is allocated based on their relative stand-alone selling prices. The stand-alone selling price of the service component is determined based on the estimated costs of operating the vessel plus an appropriate margin. The non-lease components from the Group’s time charter contracts are recognized over time, as the performance obligation is satisfied over time. Revenue from bunkers and other goods and services from customers are recognized in the period the goods or services are transferred to the customer, following the “point in time principle.

The Group’s time charter contracts may include clauses which give the right to recover the cost to purchase EU emission allowances or to secure compliance with on FuelEU Maritime regulation from a charterer. For such contracts, the related income is recognized as Emission revenues and included in the total charter revenues, while the associated compliance costs, including any penalties, are recognized within vessel voyage expenses.

In USD thousands	2025	2024 (unaudited)

Time charter revenues	492,543	522,424
Emission revenues	18,293	6,009
Total charter revenues	510,836	528,434
Amortization of time charter contracts	-	1,012
Other revenues	6,967	11,414
Total revenues	517,803	540,860

When a time charter contract is linked to an index, we recognize revenue for the applicable period based on the actual index for that period. In 2025, none of our vessels were index-linked

(2024: four) and 17 vessels were on variable rate time charter (2024: four). The lease and non-lease components of our revenues in the year ended December 31, 2025, and December 31, 2024 were as follows:

In USD thousands	2025	2024 (unaudited)
Service element	150,153	151,665
Other revenues	6,967	11,414
Total revenues from customer contracts	157,120	163,079
Lease element	360,683	376,769
Amortization of time charter contracts	-	1,012
Total revenues	517,803	540,860

Contracted revenues based on fixed time charter contracts as at December 31, 2025, are set out below, based on minimum contract periods of vessels held in subsidiaries:

IN USD THOUSANDS	< 1 YEAR	1–3 YEARS	4–5 YEARS	> 5 YEARS	TOTAL
Contracted revenues	400,863	426,031	355,545	909,484	2,091,922

Contracted revenues based on fixed time charter contracts as at December 31, 2024 (unaudited), are set out below, based on minimum contract periods of vessels held in subsidiaries:

IN USD THOUSANDS	< 1 YEAR	1–3 YEARS	4–5 YEARS	> 5 YEARS	TOTAL
Contracted revenues	438,536	383,277	70,071	157,825	1,049,709

2.3 Vessel Voyage Expenditures

Accounting policy
Voyage expenses are expensed as incurred and primarily consist of port charges, bunker costs (bunker costs are normally covered by the Group’s charterer, except in certain cases such as vessel re-positioning, or under repair and maintenance, or when the vessels have been idle), address commissions, brokerage commissions and emission cost.

in USD thousands	2025	2024 (unaudited)
Bunker consumption	(5,523)	(9,967)
Other voyage expenses	(3,672)	(3,132)
Emission cost	(18,460)	(6,096)

Total Vessel voyage expenditures	(27,655)	(19,195)
Commissions	(11,521)	(14,433)

2.4 Vessel Operating Expenditures

Accounting policy
Vessel operating expenses are expensed as incurred and include crew wages and related costs, the cost of insurance, expenses for repairs and maintenance. Operating expenses are related to the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses.

in USD thousands	2025	2024 (unaudited)
Crew	(75,458)	(72,686)
Lube oil	(7,692)	(7,609)
Maintenance and repair	(53,361)	(56,721)
Insurances	(13,743)	(13,761)
Operating expenditures	(4,659)	(5,068)
Total Vessel operation expenditures	(154,912)	(155,844)

2.5 Other Operating Expenses

Accounting policy
Other operating expenses including administrative expenses are expensed as incurred and include audit fees, bookkeeping fees, legal fees, board remuneration, service cost, executive officers compensation, directors & officers insurance, share option expense and stock exchange fees.

Other administrative expenses include remuneration to the Board of Directors and executive management, and fees paid for corporate management services from MPC Maritime Investments GmbH and MPC Münchmeyer Petersen Capital AG which are part of the Group’s related parties. Further information on transactions between related parties and more information about compensation to key management can be found in Note 8.2. The average number of full-time employees employed by the Group in 2025 was 38 people (2024: 29). The Group has defined contributions plan for all employees in line with established market practices and regulations in Norway, Germany and Netherlands.

The following table details the administrative expenses incurred in relation to 2025 and 2024 audit and related services:

in USD thousands	2025	2024 (unaudited)
Legal and advisory services	(2,854)	(3,192)
Audit and accounting services	(477)	(756)
Salary and employee expenses	(7,110)	(8,270)
Other administrative expenses	(9,679)	(5,515)
Total administrative expenses	(20,120)	(17,732)

in USD thousands	2025	2024 (unaudited)
Audit fee	(519)	(703)
Attestation services	(21)	(12)
Total auditor services	(540)	(715)

2.6 Gain (loss) from Sale of Vessels and Other Property, Plant and Equipment

Accounting policy
Vessels and other property, plant and equipment are derecognized upon disposal or when no future economic benefits are expected from their use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss in the period the asset is derecognized.

IN USD THOUSANDS	2025	2024 (unaudited)
Gain(loss) from sale of vessels	41,610	23,359
Gain(loss) from disposal of property, plant and equipment	(1,531)	(2,214)
Total Gain (loss) from sale of vessels and other property, plant and equipment	40,079	21,145

In December 2024, the Group entered into an agreement to sell its wholly-owned 2005-built vessel, AS Fenja for USD 8.6 million to an unrelated party. The sale of the vessel was completed in January 2025. As a result, the Group recorded a gain on the sale of USD 2.7 million in January 2025.

In March 2025, the Group entered into agreement to sell its wholly-owned 2005-built vessel AS Franziska and 2007-built AS Fabiana, for USD 10.0 million and USD 11.8 million respectively to an unrelated party. The hand-over of the vessels was completed in June 2025 and August 2025 respectively. As a result, the Group recorded a gain of USD 6.0 million and USD 4.6 million respectively in June and August 2025

In March 2025, as part of the Group’s strategy for fleet optimization and renewal, the Group entered into an agreement to sell the vessels AS Floriana (2008-built), AS Fabrizia (2008-built), AS Filippa (2008-built), AS Alexandria (2010-built) and AS Anita (2010-built) en bloc to an unrelated party for a sale price of USD 72.0 million. The five vessels were sold with the existing charters attached. The sale of AS Fabrizia and AS Filippa was completed in May 2025. The sale of AS Anita and AS Alexandria was completed in June 2025, and the sale of Floriana was completed in August of 2025. The Group recorded a gain on the sales of USD 20.4 million.

In July 2025, the Group entered into agreement to sell its wholly-owned vessels, 2007-built AS Floretta and 2007-built AS Fiorella, for USD 10.2 million and USD 10.5 million respectively to an unrelated party. The sale of the vessels was completed in August 2025, and the Group recorded a gain on the sale of USD 6.6 million.

In the first quarter of 2024, the Group delivered and completed the sale of its three previously held for sale vessels, 2004-built AS Petra, 2004-built AS Paulina and 2006-built AS Pauline to an unrelated party. The Group recognized a loss on the sale of vessels of USD 0.2 million in the first quarter of 2024.

In April 2024, the Group sold its wholly-owned 2007-built AS Nadia and 2009-built sale and leaseback vessel, AS Ragna collectively to an unrelated party for USD 25.5 million. The Group recorded a gain on the sale of USD 6.4 million.

In July 2024, the Group completed the sale of its wholly-owned 2006-built AS Clarita to an unrelated party for USD 10.3 million. The Group recorded a gain of USD 2.0 million on the sale of the vessel.

In August 2024, the Group agreed to sell its sale and leaseback vessel, 2008-built AS Fatima to an unrelated party for USD 11.8 million. The sale of AS Fatima was completed in September 2024. As a result, the Group recorded a gain on the sale of USD 4.2 million.

In December 2024, the Group completed the sale of 2005-built vessel, AS Paola to an unrelated party for USD 20.6 million. The Group recorded a gain of USD 11.0 million on the sale of the vessel.

2.7 Financial Items

Accounting policy

Financial income consists of interest income, currency gain. Interest income is recognized as it accrues using effective rate.

Financial costs consist of interest expenses, currency losses, and other financial expenses. Interest expenses are recognized as they accrue using effective rate. In addition, there are interest expenses on leasing liabilities.

in USD thousands	2025	2024 (unaudited)
Interest income	10,808	4,291
Other financial income	3,130	5,131
Total finance income	13,938	9,422

Interest expenses	(36,112)	(16,365)
Bank fees on early repayment of debt	-	(685)
Other finance costs	(2,043)	(3,586)
Total finance costs	(38,154)	(20,636)

2.8 Earnings Per Share

Accounting policy
The Group presents basic and diluted earnings per share data for its ordinary shares.

Basic earnings per share are calculated by dividing the profit for the reporting period attributable to ordinary equity holders of the Company by the weighted average number of ordinary shares outstanding during the reporting period. Diluted earnings per share are calculated by dividing the profit attributable to ordinary equity holders of the Company by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.

The following table sets forth the computation of basic and diluted earnings per share for the year ended December 31:

	2025	2024 (unaudited)
Profit/(loss) for year attributable to ordinary equity holders – in USD thousands	237,371	266,683

Weighted average number of shares outstanding, basic	443,700,279	443,700,279
Weighted average number of shares outstanding, diluted	443,700,279	443,700,279

Basic earnings per share – in USD	0.53	0.60
Diluted earnings per share – in USD	0.53	0.60

Note 3 Income Taxes

3.1 Income Tax Reconciliation

Accounting policy
Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the relevant taxation authorities.

The Company is subject to tax on its income in accordance with the general tax rules pertaining to companies that are tax resident in Norway.

The Company’s vessel-owning subsidiaries are subject to the Norwegian, German or Dutch tonnage tax regime, i.e. taxable income is calculated as a lump sum depending on the net tonnage of the respective vessels, independent of the realized earnings. Income not derived from the operation of the vessels in international waters, such as financial income, is usually taxed according to the ordinary taxation rules applicable in the resident country of each respective company. Tonnage taxes are classified as Vessel Operating Expenditures.

Deferred tax liabilities are classified as non-current liabilities and are recognized for all taxable temporary differences. Deferred tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which the deductible temporary difference can be utilized.

IN USD THOUSANDS		2025	2024 (unaudited)
Income taxes paid/payable		(214)	(425)
Change in deferred tax asset		-	748
Income tax expenses		(214)	323
Specification of corporate income tax expenses
Basis for ordinary corporation tax expenses
Profit(loss) before taxes		237,170	266,371
Nominal tax rate		22%	22%
Expected tax at nominal tax rate		(52,177)	(58,602)
Tax effect of reconciling items
Income tax exempted from corporate tax under the tonnage regime		59,217	62,132
Share of result in joint venture		-	(87)
Income taxable in Norwegian holding companies (22.0%)		(3,344)	-
Income taxable in Dutch holding companies (25.8%)		349	-
Tax refunds in Norway relating to prior periods		(135)
Change in temporary differences recognized		-	3,398
Change in temporary differences not recognized		(4,006)	(6,518)
Other permanent differences/exchange translation differences		(119)	-
Income tax expenses		(214)	323

Recognized on the statement of financial position:
Deferred tax assets		-	-
Deferred tax liabilities		-	-
Income taxes payable		(25)	(164)

Temporary differences:	2025	2024 (unaudited)	Change
Financial instruments at fair value	1,099	-	1,099
Carry forward losses	61,804	66,909	(5,105)
Net temporary differences	62,903	66,909	(4,006)

The Groups ship owning entities are tonnage tax and does not pay corporate income tax. The parent company (MPC Container Ships ASA) is under ordinary taxation rules in Norway, and other holding companies within the Group are domiciled in Germany and the Netherlands. For 2025, the ordinary rate of corporation tax in Norway is 22% (2024:22%), in the Netherlands 25.8% (2024: 25.8%) and in Germany 15% (2024: 15%). Holding companies in Germany may also be subject to 15 % trade tax and 5.5 % Solidarity Surcharge depending on the municipality of the Holding Company.

The parent company and other holding companies within the group may have individual tax losses each year, which generate carry forward losses for the individual companies. Deferred tax assets are only recognized to the extent that the future utilization within the Group can be justified as at December 31, 2025. Consequently, a tax position of USD 59.1 million (2024:USD 63.0 million) relating to carry forward losses has not been recognized in the statement of financial position. The carry forward losses can be carried forward indefinitely.

The Group is not subject to income tax on dividends paid to the shareholders of the Company. Norwegian law require that the Company withhold taxes on dividends, for foreign shareholders. As at December 31, 2025, the Group had taxes withheld of USD 2.0 million as other liabilities, compared to USD 4.0 million as at December 31, 2024.

The Group has assessed the revenue threshold for both 2024 and 2025 and concluded that the OECD Pillar Two model rule would not be applicable for the Group’s consolidated financial statement.

Note 4 Working Capital

4.1 Trade and Other Current Assets

Accounting policy
Trade and other current assets
Trade receivables and other short-term receivables are measured at transaction price upon initial recognition and subsequently measured at amortized cost less expected credit losses. The Group applies the simplified approach to provide for lifetime expected credit losses in accordance with IFRS 9. Credit loss allowance is recognized based on both historical and forward-looking credit loss assessment. Trade receivables relate to receivables against the charterers for the Group’s time charter contracts while emission allowances are receivable against charterers for the greenhouse gases (GHG) emitted during the voyage. Insurance claims are the Group’s claims covered by insurance agreements where the virtually certain threshold is met.

in USD thousands	December 31, 2025)	December 31, 2024 (unaudited)
Trade receivables	3,002	7,893
Claims related to insurance cases	31,626	17,141
Other receivables and prepayments	6,877	7,081
Emission allowances	17,893	5,620
Total Trade and other current assets	59,398	37,735

The Group had outstanding receivables per December 31, 2025 amounting to USD 3.0 million (2024: USD 7.9 million). Historically, the Group have not had any credit losses of significance. A significant part of the outstanding receivables is against larger liner companies, which the Group have had a long business relationship with, which reduces the risk further. The invoiced amount is considered to be approximately equal to the value which would be derived under the amortized cost method. In 2025, the Group recognized USD 0.5 million as impairment losses, as compared to USD 0.1 million in 2024.

4.2 Deferred Revenues and Other Liabilities

Accounting policy
Provisions are recognized when the Group has a present obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The expense relating to any provision is recognized through profit and loss net of any reimbursement.

Deferred revenue constitutes mainly contract liabilities which represent advance payments and billings in excess of revenue recognized.

The following table shows the components of other liabilities as at period end.

in USD thousands	December 31, 2025	December 31, 2024 (unaudited)
Accrued expenses	8,952	13,849
Accrued salaries	3,369	3,959
Emission allowance	17,629	5,875
Other current liabilities	2,003	4,043
Total Other liabilities	31,952	27,726
Deferred revenues	42,380	35,230
Other non-current liabilities	2,711	-

In July 2025, The Group entered into agreement to sell its wholly owned vessel AS Felicia for USD 12.3 million, to an unrelated party. As at December 31, 2025, the sale was postponed until further notice due to ongoing dispute with custom authorities. The dispute relates to claims raised by the customs authorities amounting to USD 5.6 million. Based on legal advice obtained, management considers that the most likely outcome of the matter is a settlement at approximately 50% of the original claim. Accordingly, the Group has recognized a provision of USD 2.7 million as at December 31, 2025, representing management’s best estimate of the expenditure required to settle the obligation at the reporting date.

The timing of the resolution remains uncertain, and the matter is expected to be settled after one year. The final outcome may differ from the amount provided.

From January 1, 2024 and onwards, the Group is subject to the EU ETS, a cap-and-trade system to reduce emissions via a carbon market. Implementation of EU ETS requires the Group to purchase EU allowances (EUAs) representing the right to emit a specific amount of greenhouse gases. Effective from January 1, 2025, FuelEU Maritime, forces ships over 5,000 GT to reduce the greenhouse gas (GHG) intensity of energy used, starting with a 2% reduction in 2025 and reaching 80% by 2050. As part of the regulation, the Group may incur penalties or compliance costs where the required greenhouse gas intensity targets are not met. Liabilities related to complying with EU ETS and FuelEU Maritime, including any penalties, are included in Emission allowance above, while the associated expenses are recognized within vessel voyage expenses.

Note 5 Tangible Assets

5.1 Vessels and Newbuildings

Accounting policy

Vessels and other property, plant and equipment
Vessels and other property, plant and equipment are stated at historical cost, less subsequent depreciation and impairment. For vessels purchased, these costs include capitalizable expenditures that are directly attributable to the acquisition of the vessels. Upon acquisition, each component of the vessels, with a cost significant to the total acquisition costs, such as dry-docking component, existing charter contract, is separately identified and depreciated over that component’s useful life on a straight-line basis.

The scrubber installations are recognized in the carrying amount of the vessels and depreciated over the remaining useful life of the vessels.

Depreciation is calculated on a straight-line basis over the useful life of the assets, taking residual values into consideration, and adjusted for impairment charges, if any. Impairment considerations are described in detail in the accounting policy disclosed in Note 5.2.

Ordinary repairs and maintenance expenses are charged to the income statement as incurred. Costs related to dry-docking or other major overhauls are recognized in the carrying amount of the vessels. The recognition is made when the dry-docking has been performed and is depreciated based on estimated time to the next class renewal, i.e. 5 years. The remaining costs that do not meet the recognition criteria are expensed as repairs and maintenance.

Vessels held for sale
Vessels are classified as “Vessels held for sale” when all of the following criteria are met: management has committed to a plan to sell the vessel; the vessel is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of vessels; an active program to locate a buyer and other actions required to complete the plan to sell the vessel have been initiated; the sale of the vessel is probable and transfer of the vessel is expected to qualify for recognition as a completed sale within one year; the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Vessels classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These vessels are not depreciated once they meet the criteria to be held for sale.

Newbuildings
Instalments on newbuilding contracts are capitalized as “Newbuildings” when they are incurred. Upon delivery, newbuildings are reclassified to vessels and are subject to depreciation. The acquisition cost includes direct investments, cost incurred during the construction period and borrowing cost. Borrowing costs are capitalized during the construction period and based on accumulated expenditure for the applicable project at the Group’s current weighted average rate of borrowing.

Judgement and estimates
+ Vessels useful lives: Management estimates the average useful life of our vessels to be 25 years. The actual life of a vessel may be different, and the useful lives of the vessels are reviewed at fiscal year-end. New regulations, market deterioration or other future events could reduce the economic lives assigned to our vessels and result in higher depreciation expense and impairment losses in future periods (climate related risks further disclosed in Note 5.2). Any change in the estimated useful lives and/or residual values impact the deprecation of our vessels prospectively.

As at December 31, 2025, Management did not identify any indicators or circumstances which resulted in requiring changes to our vessel useful lives.

in USD thousands	Vessels	Newbuildings, additions	Total Vessels and Newbuildings	Vessel held for sale	Total
Cost:
December 31, 2024	1,391,411	44,344	1,435,755	-	1,435,755
Acquisitions of vessels	-	-	-	-	-
Acquisitions of companies	-	7,800	7,800	-	7,800
Capitalized dry-docking, progress payments, expenditures	49,402	92,085	141,487	-	141,487
Disposal of vessels and other assets[1]	(155,776)	-	(155,776)	-	(155,776)
Transfers of vessels	86,455	(86,455)	-	-	-
December 31, 2025	1,371,492	57,774	1,429,266	-	1,429,266

Accumulated depreciation and impairment:
December 31, 2024	(387,951)	-	(387,951)	-	(387,951)
Depreciation for the period	(82,626)	-	(82.626)	-	(82,626)
Disposals of vessels and other assets[1]	74,419	-	74,419	-	74,419
December 31, 2025	(396,158)	-	(396,158)	-	(396,158)

Net book value:
December 31, 2025	975,334	57,774	1,033,108	-	1,033,108

in USD thousands	Vessels	Newbuildings, additions	Total Vessels and Newbuildings	Vessel held for sale	Total
Cost:
December 31, 2023	1,028,642	78,980	1,107,622	48,618	1,156,240
Acquisitions of vessels	227,296	-	227,296	-	227,296
Capitalized dry-docking, progress payments, expenditures	56,227	113,553	169,780	-	169,780
Disposal of vessels and other assets[1]	(68,943)	-	(68,943)	(48,618)	(117,561)
Transfers of vessels	148,189	(148,189)	-	-	-
December 31, 2024 (unaudited)	1,391,411	44,344	1,435,755	-	1,435,755

Accumulated depreciation and impairment:
December 31, 2023	(337,351)	-	(337,351)	(23,453)	(360,804)
Depreciation for the period	(70,946)	-	(70,946)	-	(70,946)
Disposals of vessels and other assets[1]	20,347	-	20,347	23,453	43,800
December 31, 2024 (unaudited)	(387,950)	-	(387,950)	-	(387,950)

Net book value:
December 31, 2024 (unaudited)	1,003,460	44,344	1,047,804	-	1,047,804

Fleet changes	2025	2024 (unaudited)
At start of the period	59	59
Acquisition of vessels	-	6
Newbuilding deliveries	2	2
Disposal of vessels[1]	(10)	(5)
Vessels held for sale[2]	-	(3)
At the end of the period	51	59

1Refer to Note 2.6 for further information
2As at December 31, 2023, the Group had three vessels (AS Petra, AS Paulina and AS Pauline) classified as Vessel held for sale. The sale and delivery of the three vessels were completed in 2024

Acquisition of vessels

In July 2024, the Group took delivery of the two 3,500 TEU, 2009-built vessels, AS Nara and AS Nuria for USD 24.9 million and USD 22.4 million respectively. Consequent to the order of transaction, where the Group purchased the two shelf companies owned by our related party, MPC Münchmeyer Petersen Capital AG, which also entered the MoA with the seller of the vessels, the transaction was classified as related party transaction.

In October and November 2024, the Group took delivery of four 3,800 TEU wide beam eco-design vessels, AS Nele, AS Nanne, AS Natalie and AS Ninette for a total price of USD 180.0 million. All vessels were acquired with existing charter agreements until the second quarter of 2025.

Newbuilding deliveries

In January 2025 and April 2025, the Group took delivery of two 1,300 TEU dual-fuel methanol container vessels, NCL Vestland and NCL Nordland from its newbuilding program.

In May and July 2024, the Group took delivery of two 5,500 TEU eco-design container vessels, Mackenzie and Colorado from its newbuilding programs respectively.

Commitments:

As at December 31, 2025, the group have committed to retrofit five vessels (2024: eight) for USD 8.5 million (2024: USD 2.4 million), which is due in 2026.

Newbuildings:
As at December 31, 2025 the Group’s newbuilding program consisted of a total of 17 newbuilding contracts (2024: two), with expected delivery between 2026 and 2029:

	Vessels contracted	Class	Expected delivery dates	Total price in million USD:	Commitments due in 2026 in million USD	Commitments due after 2026 in million USD

1	1	1,300 TEU	August 2026	39.0	27.3	-
2	4	4,500 TEU	2027-2028	228.0	20.0	173.9
3	2	1,600 TEU	2027	66.0	11.5	44.4
4	4	4,500 TEU	2028	232.0	34.8	197.2
5	6	3,700 TEU	2028-2029	292.5	58.5	234.0
Sum	17			857.5	152.1	649.5

In April 2025, the Group acquired the remaining 50 % interest in Palmaille 75 for USD 3.8 million, which owns a newbuilding contract for a 1,300 TEU container vessel. See further information in Note 6.1. The vessel is expected to be delivered in the second half of 2026. Palmaille 75 has been renamed to ““AS Friederike” Schifffahrtsgesellschaft mbH & Co. KG “

In July 2025, the Group signed contracts for four eco-design 4,500 TEU container vessels, with deliveries scheduled from the second half of 2027. The total investment amounts to USD 228.0 million. The eco design vessels have been fixed on a three-year time charter. As at December 31, 2025, total installments of USD 34.2 million were paid to the yard.

In October 2025, the Group signed contracts for two eco-design 1,600 TEU container vessels with deliveries scheduled in the second half of 2027. The eco design vessels have been fixed on an eight-year time charter. The total investment amounts to USD 66.0 million. As at December 31, 2025, total installments of USD 9.9 million were paid to the yard.

In November 2025, the Group signed contracts for four eco-design 4,500 TEU container vessels with deliveries scheduled from the first half of 2028. The eco design vessels have been fixed on a 10-year time charter. The total investment amounts to USD 232.0 million. As at December 31, 2025, no installments were made to the yard.

In December 2025, the Group signed contracts for six eco-design 3,700 container vessels with expected delivery in 2028, and the total investment amounts to 292.5 million. The eco design vessels have been fixed on a 10-year time charter. As at December 31, 2025, no installments to the yard had been paid.

As at December 31, 2025, total additions to Group’s newbuilding program was USD 57.8 million, including capitalized borrowing costs of USD 1.6 million (2024: USD 2.6 million), compared to USD 44.3 million as of December 31, 2024. The capitalization rate used for the borrowing cost in 2025 was 7.45% (2024: 8.69%). The remaining commitments as at December 31, 2025 was USD 801.6 million (2024: USD 38.9 million), of which USD 152.1 million is due in 2026 and USD 649.5 million is due after 2026.

As at December 31, 2024, the Group’s newbuilding program consisted of two 1,300 TEU container vessels with a contract price of USD 39.0 million per vessel. The newbuildings were delivered in January and April 2025 and USD 86.5 million was transferred to vessels.

5.2 Depreciation, Amortization and Impairment

Accounting policy
Impairment of vessels
Indicators of impairment of vessels and other property, plant and equipment are assessed at each reporting date. The same applies when events or changes in circumstances that may entail that the vessels’ carrying amount may not be recoverable. Such indicators may include depressed charter rates and lower second-hand vessel values. If impairment indicators are identified, the recoverable amount is estimated; and If the carrying amount exceeds its recoverable amount, an impairment loss is recognized; i.e. the asset is written down to the higher of the fair value less cost of sale and its value -in-use. Assets are grouped at the lowest level where there are separately identifiable independent cash flows, in which we have determined that each vessel is considered to be a separate cash-generating unit. The fair value less cost of disposal is the amount obtainable from the sale of an asset in an arm’s length transaction less the costs of sale and the value in use is the present value of estimated future cash flows expected from the continued use of an asset.

The following assumptions have been made when calculating the value in use for container vessels:
+ Future cash flows are based on an assessment of expected development in charter rates and estimated level of administrative and operating expenses (including maintenance and repair) and dry-docking over the remaining useful life of the vessel plus any residual value.
+ The net present value of future estimated cash flows of each cash-generating unit is based on a discount rate according to a pre-tax weighted average cost of capital. The weighted average cost of capital (WACC) is calculated based on the expected long-term borrowing rate and risk-free USD SOFR rate plus an equity risk premium.

An impairment loss recognized in prior periods for an asset is reversed if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized.

Judgement and estimates
+ The carrying amounts of our vessels are reviewed for potential impairment charges whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not accurately reflect the recoverable amount. Management continuously monitors both external and internal factors to determine if there are indicators that the vessels may be impaired or, in case of previously recognized impairment, that there are indicators that this may be reversed. The factors evaluated in the assessment include both external and internal sources of information. External sources include a significant decline in market value that is not the result of the passage of time, normal use of the assets, depressed charter rates or increase in market interest rates. Internal sources of information include, among others, evidence of obsolescence of, or physical damage to the vessels.
+ As we obtain information from various industry and other sources, our estimates of charter-free market value of our vessels are inherently uncertain. In addition, vessel values are highly volatile; as such, our estimates may not be indicative of the current or future charter-free market value of our vessels or prices that we could achieve if we were to sell them.

Climate risk
+ Management continuously monitors climate related risks when assessing indicators of impairment. Future climate change measures may affect the shipping industry regarding fuel regulation, port fees and the recycling values of the vessels. Potential future fuel taxes or carbon emission regulation such as EU’s emission trading system (EU ETS) or development of new more climate friendly fuel may increase the future operating expenses or capex of the Group that may be only partly offset by higher time charter rates. Technological developments enabling more climate friendly container vessels may affect the ability to obtain new charters in the future, the potential useful life of the vessels and the recycle values of the vessels. These effects may result in indicators of impairment or impairment losses of our vessels due to lower recycling value from mandatory EU approved yards, or generating less cash-flow from not reaching regulatory targets.

Impairment testing and calculation of recoverable amount
The Group performed an indicator assessment as at December 31, 2025, and an external indicator was identified as the Group’s year-end price-to-book ratio was below 1. Accordingly, an impairment test was performed for each vessel (CGU) by comparing carrying amounts to recoverable amounts (the higher of fair value less costs of disposal and value in use). No impairment was charged for 2025 as well as 2024.

Note 6 Group Structure

6.1 Investments in Joint Venture and Associate

Accounting policy
Joint ventures are those entities whereby the Group has joint control and rights to the net assets. Associates are those entities where the Group has significant influence but not control or joint control (usually between twenty and fifty percent of the voting power). The Group’s investments in associate and joint venture are accounted for using equity method. The investments in an associate or a joint venture are initially recognized at cost and thereafter adjusted for Group’s share of post-acquisition profits or losses, movements in other comprehensive income or dividends received.

In USD thousands	December 31, 2025	December 31, 2024 (unaudited)
Investment in joint venture - Bluewater	-	-
Investment in joint venture - Palmaille 75	-	4010
Investment in other joint venture	1	4
Investment in associate	1,231	1231
Total	1,232	5,245

Investment in Joint venture

As at December 31, 2024, the Group had a 50 % interest in Palmaille 75 Einundachtzigste Beteiligungsgesellschaft mbH & Co. KG (Palmaille 75), Hamburg (Germany) which owns a newbuilding contract for a 1,300 TEU container vessel. The carrying amount of the investment as at December 31, 2024 was USD 4.0 million. In April 2025, the Company acquired the remaining interest in Palmaille 75, for net cash USD 4.0 million from an unrelated party. The total carrying amount of the interest in Palmaille 75 was USD 8.0 million as at December 31, 2025. Subsequent to the acquisition, the Company controls 100.0 % of the shares in Palmaille 75, which continues to own the newbuilding contract for a 1,300 TEU container vessel (refer to Note 5.1) . Palmaille 75 was fully consolidated into the Group from April 2025, and was renamed to “AS Friederike” Schifffahrtsgesellschaft mbH & Co. KG.

In 2024, the Group acquired the remaining interest 50 % interest in 2. Bluewater Holding Schifffahrtsgesellschaft GmbH Co. KG (Bluewater), Hamburg (Germany) for USD 1.0 million from an unrelated party. Bluewater used to own container vessels through respective fully owned subsidiaries. The carrying amount of the interest as at December 31, 2023 was USD 1.7 million. The total carrying amount of the interest in Bluewater was USD 3.0 million as at December 31, 2024. Subsequent to the acquisition, the Company controls 100.0% of the shares in Bluewater and it was fully consolidated into the Group from October 2024.

The following tables show the summarized financial information of the Group’s investment in joint ventures:

in USD thousands	December 31, 2025	December 31, 2024 (unaudited)
Non-current assets	-	7,833
Cash and cash equivalents	-	185
Other current assets	3	3
Equity	3	8021
Group’s carrying amount of the investment	1	4010

In USD thousands[1]	2025	2024 (unaudited)
Operating revenue	-	8
Operating costs	(4)	(850)
Net financial income/expense	-	73
Income tax	-	(21)
Profit after tax for the period	(4)	(790)
Total comprehensive income for the period	(4)	(790)
Group’s share of profit for the period	(2)	(395)

1	Palmaille 75 is included for the first three months of 2025, and Bluewater is included for the first nine months of 2024.

Investment in associate
In 2022, the Group entered into an agreement with INERATEC for the supply of synthetic Marine Diesel Oil (MDO) made from biogenic CO2 and renewable hydrogen. The Group recorded its initial investment at a cost of USD 0.8 million to acquire 24.5% ownership interest in Siemssen KG which holds an investment in INERATEC. In January 2023, the Group further increased its investment of USD 0.4 million to maintain its ownership position. As at December 31, 2025, the Group’s investment in Siemssen KG was USD 1.2 million. The investment is accounted under the equity method.

6.2 Group Companies

The Group’s consolidated financial statements include the financial statements of the Company and its subsidiaries listed in the table below. The table excludes all general partner companies and non-operating companies.

Company	Country	Principal activity	Ownership
MPC Container Ships Invest B.V.	Netherlands	Holding company	100.0%
“AS Angelina” ShipCo C.V.	Netherlands	Ship-owning entity	99.9%
“AS California” ShipCo C.V.	Netherlands	Ship-owning entity	99.9%
“AS Carelia” ShipCo C.V.	Netherlands	Ship-owning entity	99.9%
“AS Clara” ShipCo C.V.	Netherlands	Ship-owning entity	99.9%
“AS Clementina CV” ShipCo C.V.	Netherlands	Ship-owning entity	99.9%
“AS Columbia” ShipCo C.V.	Netherlands	Ship-owning entity	99.9%
“AS Cypria” ShipCo C.V.	Netherlands	Ship-owning entity	99.9%
“AS Felicia” ShipCo C.V.	Netherlands	Ship-owning entity	99.9%
“AS Patria” ShipCo C.V.	Netherlands	Ship-owning entity	99.9%
“AS Petronia” ShipCo C.V.	Netherlands	Ship-owning entity	99.9%
“AS Sara” ShipCo C.V.	Netherlands	Ship-owning entity	99.9%
“AS Savanna” ShipCo C.V.	Netherlands	Ship-owning entity	99.9%
“AS Selina” ShipCo C.V.	Netherlands	Ship-owning entity	99.9%
“AS Sevillia” ShipCo C.V.	Netherlands	Ship-owning entity	99.9%
“AS Sicilia” ShipCo C.V.	Netherlands	Ship-owning entity	99.9%
“AS Sophia” ShipCo C.V.	Netherlands	Ship-owning entity	99.9%
MPCC Second Financing GmbH & Co. KG	Germany	Holding company	100.0%
“AS Serena” Schifffahrtsgesellschaft mbH & Co. KG	Germany	Ship-owning entity	100.0%
“AS Carlotta” Schifffahrtsgesellschaft mbH & Co. KG	Germany	Ship-owning entity	100.0%
“AS Christiana” Schifffahrtsgesellschaft mbH & Co. KG	Germany	Ship-owning entity	100.0%
“AS Sabrina” Schifffahrtsgesellschaft mbH & Co. KG	Germany	Ship-owning entity	100.0%
“AS Samanta” Schifffahrtsgesellschaft mbH & Co. KG	Germany	Ship-owning entity	100.0%
“AS Susanna” Schifffahrtsgesellschaft mbH & Co. KG	Germany	Ship-owning entity	100.0%
“AS Svenja” Schifffahrtsgesellschaft mbH & Co. KG	Germany	Ship-owning entity	100.0%
“AS Pamela” Schifffahrtsgesellschaft mbH & Co. KG	Germany	Ship-owning entity	100.0%
“AS Pia” Schifffahrtsgesellschaft mbH & Co. KG	Germany	Ship-owning entity	100.0%
“AS Nora” Schifffahrtsgesellschaft mbH & Co. KG	Germany	Ship-owning entity	100.0%
“AS Caspria” Schifffahrtsgesellschaft mbH & Co. KG	Germany	Ship-owning entity	100.0%
MPCC Fourth Financing GmbH & Co. KG	Germany	Holding company	100.0%
“AS Stine” Schifffahrtsgesellschaft mbH & Co. KG	Germany	Ship-owning entity	100.0%
“AS Silje” Schifffahrtsgesellschaft mbH & Co. KG	Germany	Ship-owning entity	100.0%
“AS Simone” Schifffahrtsgesellschaft mbH & Co. KG	Germany	Ship-owning entity	100.0%
“AS Sabine” Schifffahrtsgesellschaft mbH & Co. KG	Germany	Ship-owning entity	100.0%
MPCC FIRST ECOFLEET GmbH & Co. KG	Germany	Holding company	100.0%
“AS Nele” Schifffahrtsgesellschaft mbH & Co. KG	Germany	Ship-owning entity	100.0%
“AS Nanne” Schifffahrtsgesellschaft mbH & Co. KG	Germany	Ship-owning entity	100.0%
MPCC GREENBOX AS	Norway	Holding company	90.1%
MPCC NORDLAND AS	Norway	Ship-owning entity	90.1%
MPCC VESTLAND AS	Norway	Ship-owning entity	90.1%
MPCC NCL Ammonia AS	Norway	Holding company	50.0%
AS Shipping OpCo 2 GmbH	Germany	Holding company	95.0%
MPC ECOBOX OPCO 5 GmbH & Co. KG	Germany	Ship-owning entity	100.0%
MPC ECOBOX OPCO 6 GmbH & Co. KG	Germany	Ship-owning entity	100.0%
“AS Carolina” Schifffahrtsgesellschaft mbH & Co. KG	Germany	Ship-owning entity	100.0%
MPCC Alva AS	Norway	Ship-owning entity	100.0%
“AS Nina” Schifffahrtsgesellschaft mbH & Co. KG	Germany	Ship-owning entity	100.0%
“AS Claudia” Schifffahrtsgesellschaft mbH & Co. KG	Germany	Ship-owning entity	100.0%
“AS Camellia” Schifffahrtsgesellschaft mbH & Co. KG	Germany	Ship-owning entity	100.0%
“AS Nuria” Schifffahrtsgesellschaft mbH & Co. KG	Germany	Ship-owning entity	100.0%
“AS Nara” Schifffahrtsgesellschaft mbH & Co. KG	Germany	Ship-owning entity	100.0%
“AS Ninette” Schifffahrtsgesellschaft mbH & Co. KG	Germany	Ship-owning entity	100.0%
“AS Natalie” Schifffahrtsgesellschaft mbH & Co. KG	Germany	Ship-owning entity	100.0%
“AS Anne” Schifffahrtsgesellschaft mbH & Co. KG	Germany	Ship-owning entity	100.0%
“AS Freya” Schifffahrtsgesellschaft mbH & Co. KG	Germany	Ship-owning entity	100.0%
“AS Penelope” Schifffahrtsgesellschaft mbH & Co. KG	Germany	Ship-owning entity	100.0%
Zweite “AS Palina” Schifffahrtsgesellschaft mbH & Co. KG	Germany	Ship-owning entity	100.0%
“AS Constantina” Schifffahrtsgesellschaft mbH & Co. KG	Germany	Ship-owning entity	100.0%
“AS FRIEDERIKE” Schifffahrtsgesellschaft mbH & Co. KG	Germany	Ship-owning entity	100.0%
“AS MARIE” Schifffahrtsgesellschaft mbH & Co. KG	Germany	Ship-owning entity	100.0%
“AS MAIKE” Schifffahrtsgesellschaft mbH & Co. KG	Germany	Ship-owning entity	100.0%
“AS METTE” Schifffahrtsgesellschaft mbH & Co. KG	Germany	Ship-owning entity	100.0%
“AS MARTHE” Schifffahrtsgesellschaft mbH & Co. KG	Germany	Ship-owning entity	100.0%
“AS ROSE” Schifffahrtsgesellschaft mbH & Co. KG	Germany	Ship-owning entity	100.0%
“AS REESE” Schifffahrtsgesellschaft mbH & Co. KG	Germany	Ship-owning entity	100.0%
“AS MATHILDE” Schifffahrtsgesellschaft mbH & Co. KG	Germany	Ship-owning entity	100.0%
“AS MARTINE” Schifffahrtsgesellschaft mbH & Co. KG	Germany	Ship-owning entity	100.0%
“AS MARLENE” Schifffahrtsgesellschaft mbH & Co. KG	Germany	Ship-owning entity	100.0%
“AS MAXINE” Schifffahrtsgesellschaft mbH & Co. KG	Germany	Ship-owning entity	100.0%
“AS NADINE” Schifffahrtsgesellschaft mbH & Co. KG	Germany	Ship-owning entity	100.0%
“AS NAOMIE” Schifffahrtsgesellschaft mbH & Co. KG	Germany	Ship-owning entity	100.0%
“AS NIKE” Schifffahrtsgesellschaft mbH & Co. KG	Germany	Ship-owning entity	100.0%
“AS NANCIE” Schifffahrtsgesellschaft mbH & Co. KG	Germany	Ship-owning entity	100.0%
“AS NICOLE” Schifffahrtsgesellschaft mbH & Co. KG	Germany	Ship-owning entity	100.0%
“AS NORENE” Schifffahrtsgesellschaft mbH & Co. KG	Germany	Ship-owning entity	100.0%

Note 7	Capital Structure and Financial Instruments

7.1  Financial Risk Management

This section provides additional information about the Group’s policies that are considered most relevant in understanding the operations and management of the Group, in particular objectives and policies of how the Group manages its financial risks, liquidity positions and capital structure.

The Group owns and operates vessels for worldwide transportation of containerized cargo. Through its operation, the Group is exposed to market risk, credit risk, liquidity risk and other risks that may negatively influence the value of assets, liability and future cash flows.

Market risk
Market risk from financial instruments is the risk that future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprise four types of risk: interest rate risk, foreign currency risk, credit risk and price risk.

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s exposure to the risk of changes in market interest rates relates primarily to the Group’s long-term debt obligations with floating interest rates, i.e. interest payable on the bond issued and the non-recourse senior secured term loan depends on the short-term SOFR. An increase of the short-term SOFR rate by 100 basis points would cause the Group’s annualized interest expenses to increase by USD 2.1 million on a net debt basis (total interest-bearing net minus cash and cash equivalents including restricted cash).

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The functional currency of most of the entities in the Group is USD, and the Group has only minor currency risk from its operations since all income and all major vessel costs are in USD. However, the Group has exposure to EUR and NOK as parts of administration and vessel operating expenses and a portion of cash and cash equivalents, other short-term assets, trade payables and provisions and accruals are denominated in EUR and NOK. Currently, currency derivatives have been entered into to mitigate this risk, see further in Note 7.2.

The Group is subject to price risk related to the charter market for feeder container vessel which is uncertain and volatile and will depend upon, among other things, the global and regional macroeconomic developments. In addition, the future financial position of the Group depends on valuations of the vessels owned by the Group. Currently, no financial instruments have been entered into to reduce this shipping market risk. The Group will normally have limited exposure to risks associated with bunker price fluctuations as the bunkers are for the charterers account when the vessels are on time charter contracts.

Credit risk
Credit risk refers to the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to credit risk from its operating activities (primarily trade receivables) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments. The maximum credit risk exposure is related to the Group’s trade receivables of USD 3.0 million as at December 31, 2025 as compared to USD 7.9 million as at December 31, 2024.

It is the aim of the Group to enter into contracts with creditworthy counterparties only. Prior to concluding a charter party, the Group evaluates the credit quality of the customer, assessing its financial position, past experience and other factors. Charter hire is paid in advance, effectively reducing the potential exposure to credit risk. Bank deposits are only deposited with internationally recognized financial institutions.

Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations when they fall due. The Group’s approach to managing liquidity risk is to ensure, as far as possible, that it will have sufficient liquidity and/or undrawn committed credit facilities at all times to meet its obligations. See Board of Directors’ report for further description with respect to liquidity risk. To ensure this, the Group continuously monitors projected cash flows using a liquidity planning tool. This includes furnishing management with weekly cash reporting, monthly liquidity forecasts and furnishing management and the Board of Directors with rolling 12–24 months liquidity forecasts.

The following table summarizes the contractual maturities of financial liabilities on an undiscounted basis as at December 31, 2025:

in USD thousands	< 1 year	1-3 years	3-5 years	> 5 years	Total
Interest bearing loans and borrowings	62,978	137,367	254,075	92,510	546,930
Interest payments	35,404	56,421	20,764	14,518	127,106
Derivative financial instruments -current	174	-	-	-	174
Trade and other payables	11,107	-	-	-	11,107
Related party payables	109	-	-	-	109
Other liabilities(1)	16,011	-	-	-	16,011
Total	125,782	193,788	274,840	107,028	701,437

1	(excluded non-financial liabilities such as deferred revenue, social security taxes, income tax payable etc)

The following table summarizes the contractual maturities of financial liabilities on an undiscounted basis as at
December 31, 2024 (unaudited):

in USD thousands	< 1 year	1-3 years	4-5 years	> 5 years	Total
Interest bearing loans and borrowings	39,757	78,048	184,535	37,091	339,431
Interest payments	25,267	39,863	28,962	12,226	106,318
Derivative financial instruments -current	101	-	-	-	101
Trade and other payables	12,632	-	-	-	12,632
Related party payable	72	-	-	-	72
Other liabilities	27,523	-	-	-	27,523
Total	105,352	117,911	213,497	49,317	486,077

1	(excluded non-financial liabilities such as deferred revenue, social security taxes, income tax payable etc)

7.2  Financial Instruments

Accounting policy
The Group may use certain hedging instruments, such as forward contracts or options, to manage foreign exchange or interest rate risk, for instance. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

At the inception of a hedge relationship, the Group formally documents the relationship between the hedge instrument and the hedged item, including the risk management objectives and strategy in undertaking the hedge transaction and the hedged risk, together with the methods that will be used to assess the effectiveness of the hedging relationship.

The Group makes an assessment at inception and on an ongoing basis according to IFRS 9, of whether the hedging instruments are expected to be effective in offsetting the changes in the fair value or cash flows. For a cash flow hedge of a forecast transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that ultimately could affect profit or loss.

For the purpose of hedge accounting, hedges are classified as:
+ fair value hedges when hedging the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment (except for foreign currency risk); or
+ cash flow hedges when hedging exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a highly probable transactions.

Hedges which meet the criteria for hedge accounting are accounted for as follows:

The effective portion of the gain or loss on the hedging instrument is recognized in other comprehensive income (OCI) in the cash flow hedge reserve, while any ineffective portion is recognized immediately in the statement of profit or loss. Amounts recognized as OCI are transferred to profit or loss when the hedged transaction affects profit or loss, such as when the hedged financial income or financial expense is recognized or when a forecast sale occurs. When the hedged item is the cost of a non-financial asset or non-financial liability, the amounts recognized as OCI are transferred to the initial carrying amount of the non-financial asset or liability.

If the forecast transaction or firm commitment is no longer expected to occur, amounts previously recognized in equity are transferred to profit or loss. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, amounts previously recognized in equity remain in equity until the forecast transaction or firm commitment occurs.

Set out below is a comparison by category for carrying amounts and fair values of all of the Group’s financial instruments that are carried in the financial statements. The estimated fair value amounts of the financial instruments have been determined using appropriate market information and valuation techniques.

Fair value of trade receivables, cash and cash equivalents and trade payables approximate their carrying amounts measured at amortized cost due to the short-term maturities of these instruments.

The fair value of interest-bearing debt is estimated by discounting future cash flows using rates for debt on similar terms, credit risk and remaining maturities. Fair value of interest-bearing debt approximates the carrying amounts as there have been no significant changes in the market rates for similar debt financing between the date of securing the debt financing and the reporting date.

in USD thousands		December 31, 2025		December 31, 2024 (unaudited)
Financial assets	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Trade and other current assets	59,398	59,398	37,735	37,735
Other current financial assets	71,599	71,599	1,060	1,060
Restricted cash	9,453	9,453	6,364	6,364
Cash and cash equivalents	345,478	345,478	125,696	125,696
Total financial assets	485,928	485,928	170,855	170,855

		December 31, 2025		December 31, 2024 (unaudited)
Financial liabilities at amortized cost	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Interest-bearing debt:
Floating rate debt	310,175	310,175	218,865	218,865
Fixed rate debt	193,773	200,800	124,409	126,317
Derivative financial instruments	174	174	101	101
Trade and other payables	11,107	11,107	12,632	12,632
Related party payable	109	109	72	72
Other liabilities (1)	31,405	31,952	27,523	27,523
Total financial liabilities	546,743	554,317	383,602	385,510

Fair value hierarchy
The Group uses a hierarchy for determining and disclosing the fair value of financial instruments by valuation techniques. The table below shows the fair value measurements for both the Group’s assets and liabilities as at December 31, 2025:

in USD thousands	Level 1	Level 2	Level 3	Total fair value
Liabilities:
Floating rate debt	-	310,175	-	310,175
Fixed rate debt	200,800	-	-	200,800
Derivative financial instruments	174	-	-	174
Assets:
Other current financial assets	-	1,099	-	1,099

The table below shows the fair value measurements for both the Group’s assets and liabilities as at December 31, 2024 (unaudited):
in USD thousands	Level 1	Level 2	Level 3	Total fair value
Liabilities:
Floating rate debt	-	218,865	-	218,865
Fixed rate debt	-	-	126,317	126,317
Derivative financial instruments	101	-	-	101
Assets:
Financial instruments	-	1,060	-	1,060

Other current financial assets:
As at December 31, 2025, the Group had other current financial assets of USD 71.6 million, compared to USD 1.1 million as at December 31, 2024. The balance as at December 31, 2025 primarily comprises USD 70.5 million invested in six-month fixed-rate bank deposits (2024: nil) which are classified as other current financial assets. In addition, during 2025 the Company purchased foreign currency options with a total premium of USD 1.1 million and entered into several foreign currency forward contracts. The foreign currency options are measured at fair value and classified within Level 2 of the fair value hierarchy, as their valuation is based on observable market inputs.

Cash Flow Hedges

The Group uses interest rate swaps, caps and collars as hedges of its exposure to interest rate fluctuations in connection with its debt and bond financing.

As at December 31, 2025 the Group has six interest rate caps, as compared to three interest rate caps as at December 31, 2024.

The table below shows the notional amounts of current and future anticipated interest-bearing debt under existing debt facilities hedged by interest-rate caps as at December 31, 2025:

Instrument	Notional amount	Effective period	Interest cap/ fixed payer	Maturity
Interest-rate cap	USD 45.0-27.0 million	2024-2026	4.0%	December 2026
Interest-rate caps	USD 15.9-2.2 million	2024-2031	4.0%	May/June 2031
Interest-rate cap	USD 52.0-2.0 million	2025-2028	4.0%	August 2028
Interest-rate cap	USD 24.0-6.3 million	2025-2028	4.0%	April 2028
Interest-rate cap	USD 15.3-6.1 million	2025-2027	4.0%	December 2027

The table below shows the notional amounts of current and future anticipated interest-bearing debt under existing debt facilities hedged by interest-rate caps as at December 31, 2024 (unaudited):

INSTRUMENT	NOTIONA AMOUNT	EFFECTIVE PERIOD	INTEREST CAP	MATURITY

Interest-rate cap	USD 45.0-27.0 million	2024–2026	4.0%	December 2026

Interest-rate caps	USD 15.9–2.2 million	2024–2031	4.0%	May/ June 2031

Swaptions	USD 43.7-10.2 million	2024-2036	3.5%	July 2024

The fair value (level 2) of the Group’s interest rate caps is the estimated amount that the Group would receive or pay to terminate the agreements as at the reporting date, considering, as applicable, the forward interest rate curves. The estimated amount is the present value of future cash flows. Fair value adjustment of the interest rate cap as at December 31, 2025 is recognized directly to Other reserves (other comprehensive income) in equity and are reclassed to profit or loss as a reclassification adjustment in the same period or periods during which the hedged expected future cash flows (future interest payments) affect profit or loss.

In June 2025, the Group acquired three interest-rate caps agreements for a total notional amount of USD 91.3 million. The caps rate is a USD SOFR interest of 4%. The caps become gradually effective for future interest periods in 2025 with a declining notional amount matching the notional amounts of the related hedged loans. The interest-rate caps have been designated as hedging instruments of matching notional amounts of interest-bearing debt. The Group recognized USD 0.6 million loss in other comprehensive income in 2025,

In October 2024, the Group entered into foreign currency forward contracts to hedge against in EUR. Hedge accounting has not been applied for these forward contracts as no hedge relationships were designated at inception. Currency derivatives that are not hedging instruments are valued at fair value, and any changes in value are entered in the condensed consolidated statement of profit or loss as finance income or finance cost. As at December 31, 2024, the fair value of derivative financial instruments relating to the foreign currency forward contracts is a liability of USD 0.1 million.

7.3 Cash and Cash Equivalents and restricted cash

Accounting policy
Cash and short-term deposits in the statement of financial position comprise cash at banks, on hand and short-term deposits with a maturity of three months or less. Cash equivalents represent short-term, liquid investments which are readily convertible into known amounts of cash with original maturities of three months or less.

Cash not available for general use by the Group due to minimum liquidity requirements in the loan agreements and required class are classified as restricted cash.

in USD thousands	December 31, 2025	December 31, 2024 (unaudited)
Bank deposits denominated in USD	146,513	93,215
Bank deposits denominated in EUR	11,882	3,113
Bank deposits denominated in NOK	652	617
Money market	195,884	35,115
Total cash and cash equivalents and restricted cash	354,931	132,060

The fair value of cash and cash equivalents at December 31, 2025 is USD 345.5 million (USD 125.7 million at December 31, 2024). Restricted cash as at December 31, 2025 was USD 9.5 million compared to USD 6.4 million as at December 31, 2024. USD 2.4 million under the senior secured credit facility is restricted cash for the solely use for required class-related maintenance on the vessels, compared to USD 1.4 million at December 31, 2024. Further, the group have USD 3.6 million (2024: USD 4.3 million) in a retention account, related to repayment on the term loan facility, and USD 1.0 million (2024: 0.6 million) is kept as minimum liquidity as required by the loan agreements described in Note 7.4.

Bank deposits earn interest at floating rates based on applicable bank deposit rates. Short-term deposits are made for varying periods, depending on the cash requirements of the Group.

7.4  Interest-Bearing Debt

Accounting policy
All loans and borrowings are initially recognized at fair value less directly attributable transaction costs and have not been designated as at fair value through profit or loss. After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the effective interest method. The calculation takes into account any premium or discount on acquisition and includes transaction costs and fees that are an integral part of the effective interest rate.

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires.

Debt issuance costs, including debt arrangement fees, are capitalized and amortized using the effective interest method over the term of the relevant loan. Amortization of debt issuance costs is included in interest expense. If a loan is repaid early, any unamortized portion of the related debt issuance costs is expensed in the period in which the loan is repaid. The Group as recorded debt issuance costs as a direct deduction from the carrying amount of the related debt using the effective interest rate method.

Under a sale and leaseback transaction, when the transfer of vessels does not qualify as a sale under IFRS 15, the seller lessee does not de-recognize the transferred asset, and it accounts for the cash received as a financial liability.

In USD thousands	Currency	Facility amount	Interest	Maturity	December 31, 2025	December 31, 2024 (unaudited)
Sale-leaseback financing	USD	75,000	SOFR+2.6%	September 2027	26,164	39,818
Term loan and credit facility	USD	101,493	SOFR+1.5%-25%	May/July 2036	70,180	92,953
Term loan facility	USD	50,000	SOFR+ 2.8%-3.35%	July/August 2028	32,379	45,650
Term loan facility	USD	16,000	SOFR+ 1.75%	March 2031	13,750	-
Term loan facility	USD	54,460	SOFR+2.3%	January/April 2036	52,645	15,560
Term loan facility	USD	30,000	SOFR+1.95%	October 2028	24,000	30,000
Senior unsecured sustainability linked bonds	USD	200,000	Fixed 7.375%	October 2029	200,000	125,000
Term loan facility	USD	52,000	SOFR+1.9%	May 2032	46,600	-
Term loan facility	USD	47,510	SOFR+2.0%	June 2030	42,530	-
Term loan facility	USD	29,250	SOFR+2.1%	August 2033	1,950	-
Other long-term debt incl accrued interest					5,997	3,843
Total outstanding					516,195	352,824
Debt issuance costs/bond discount					(12,247)	(9,551)
Total interest-bearing debt outstanding					503,948	343,273
Classified as:
Non-current					439,140	299,236
Current					64,808	44,037
Total					503,948	343,273

Changes in the interest-bearing debt
Changes in interest bearing debt over a period consisting of both cash effects and non-cash effects. The following is the changes in the Group’s interest-bearing debt:

Changes in interest bearing debt
			Non-cash changes
	Balance as at December 31, 2024	Cash flow	Amortization of loan expenses	Other effects	Balance as at December 31, 2025
Debt to credit institution	178,011	99,963	3,108	(3,173)	277,909
Sale-leaseback financing	39,247	(13,654)	676	-	26,269
Bond Loans	122,173	70,448	1,152	-	193,773
Total Interest-bearing liabilities	339,431	156,757	4,936	(3,173)	497,951

			Non-cash changes
	Balance as at December 31, 2023	Cash flow	Amortization of loan expenses	Other effects	Balance as at December 31, 2024(unaudited)
Debt to credit institution	60,397	117,367	531	(284)	178,011
Sale-leaseback financing	65,862	(27,145)	530	-	39,247
Bond Loans	-	122,062	111	-	122,173
Total Interest-bearing liabilities	126,259	212,284	1,172	(284)	339,431

In May 2023, the Group entered into a pre-delivery term loan facility in an amount of USD 15.9 million and post-delivery term loan facility in an amount of up to USD 101.5 million with Crédit Agricole together with K-SURE Agent. The loan facilities were used to finance the construction of two 5,500 TEU eco-design vessels, Mackenzie and Colorado, which were subsequently delivered from the yard in May and July 2024. The commercial facility with Crédit Agricole carries an interest equivalent to the SOFR plus a margin of 250 basis points and matures in 2034 while the K-SURE facility carries an interest equivalent to the SOFR plus a margin of 150 basis points and matures in 2036. Upon delivery of both vessels in 2024, the Group repaid USD 15.9 million of the pre-delivery loan and drew USD 101.5 million of the post-delivery loan. As at December 31, 2025, USD 70.2 million remained outstanding and the carrying amount of the two vessels was USD 139.2 million.

In July 2023, the Group entered into a 5-year loan facility in an amount of up to USD 50.0 million with Hamburg Commercial Bank (HCOB) to finance part of the acquisition cost of the five modern eco-design vessels, AS Anne, AS Simone, AS Stine, AS Silje, and AS Sabine. The facility has a tenor of five years, carries an interest rate of SOFR plus a margin of a range from 280 basis points to 335 basis points depending on the Loan to Value (LTV) percentage. In March 2025, the Group entered into secured term loan facility in an amount of up to USD 16.0 million with SBI Shinsei Bank, Limited (SBI Shinsei Bank) and Development Bank of Japan lnc (DBJ) to refinance one modern eco-design vessel, AS Anne. The new facility has a tenor of six years, carrying an interest rate of SOFR plus a margin of 1.75%. The facility was fully drawn and the outstanding interest-bearing debt of USD 8.7 million in relation to AS Anne with HCOB was prepaid in February 2025.  As at December 31, 2025, USD 32.4 million remained outstanding under the HCOB facility and the carrying amount of the four vessels was USD 92.1 million while USD 13.8 million remained outstanding under the SBI Shinsei Bank facility and the carrying amount for AS Anne was USD 16.9 million.

In September 2023, the Group entered into a sale and leaseback transactions with BoComm Leasing in an amount of USD 75.0 million for 12 of its vessels. The lease financing has a tenor of 48 months starting from September/October 2023 and carries an interest rate of SOFR plus a margin of 260 basis point, and includes purchase obligations for the 12 vessels at the end of the term. In 2025, the Group sold one (2024: two) of its sale and leaseback vessels, AS Floriana and subsequently exercised the purchase option. As a result, the Group made principal repayments of USD 2.5 million relating to the sale of vessels and discharged the financing liabilities of the vessel. As at December 31, 2025, USD 26.2 million remained outstanding with BoComm Leasing and the carrying amount of the nine vessels was USD 75.8 million (2024: LISD 90.9 million).

In April 2024, the Group entered into ECA covered term loan facility of USD 54.5 million with Deutsche Bank (DB) and SINOSURE for its two dual-fuel methanol newbuildings. The facility carries an interest rate of 3 months USD Term SOFR plus a margin of 230 basis points. The facility shall be repaid in full upon delivery of the vessels while each of the post-delivery loan facility matures in 12 years from the delivery date of the vessels. Both vessels were subsequently delivered in January and April 2025 and the post-delivery facility was fully drawn as a result of the delivery. As at December 31, 2025, USD 52.6 million remained outstanding and the carrying amount of the two vessels was USD 84.4 million.

In September 2024, the Group entered a USD 30.0 million term loan facility with First-Citizens Bank & Trust Company relating to the financing of the acquisition of AS Nara and AS Nura. The loan facility carries an interest equivalent to the adjusted term SOFR plus a margin of 195 basis points and matures in 2028. The loan was fully drawn in October 2024. As at December 31, 2025, USD 24.0 million remained outstanding and the carrying amount of the two vessels was USD 46.7 million.

In October 2024, the MPC Container Ships ASA completed a USD 125.0 million senior unsecured sustainability-linked bond maturing on October 9, 2029.  In March 2025, the Group completed a USD 75.0 million tap issue in the Group’s outstanding senior unsecured sustainability-linked bond maturing on October 9, 2029. The bond pays a coupon of 7.375 % per annum and the tap issue was priced at 96.0% of par. Including the related bonds of USD 125.0 million issued in October 2024 issued at par value, the nominal amount of outstanding bonds is USD 200 million. In April 2025, the Company completed the listing of its senior unsecured sustainability-linked bonds 2024/2029 of USD 200 million with ISIN NO0013355248 on Euronext Oslo Børs.

In May 2025, the Group entered into a loan facility agreement of USD 52.0 million with KFW IPEX- bank GmBH to finance the acquisition cost of AS Ninette and AS Natalie.  The facility will be repaid over a period of seven years. The interest rate includes a margin of 190 basis points over the reference interest rate. The facility was fully drawn in June 2025. As at December 31, 2025, USD 46.6 million remained outstanding and the carrying amount for both vessels was USD 92.3 million.

In June 2025, the Group entered into a loan facility agreement of USD 47.5 million with Deutsche Bank that features a USD 250.0 million accordion option for the acquisition of AS Nanne and AS Nele. The term of the facility is five years. The interest rate on the USD 47.5 million tranche includes a margin of 200 basis points to 230 basis points over the reference interest. In July 2025, the Group drew down USD 47.5 million on the loan facility. As at December 31, 2025, USD 42.5 million remained outstanding and the carrying amount for both vessels was USD 92.6 million.

In September 2025, the Group entered into a loan facility agreement with Société Générale to fund its newbuild, AS Friederike. The Group can utilize up to 20% of the total contract value to pay the progress installments and, upon completion, can borrow up to 75% of the total contract value for the vessel, or USD 29.25 million (or 75% of market value if lower). The loan facility will be repaid in quarterly installments over seven years following the completion of the vessel. The interest is USD Term SOFR plus a margin of 210 basis points. As of December 31, 2025, USD 1.95 million was utilized.

In December 2025, the Group entered into new amortizing senior secured revolving credit facility in an amount of up to USD 130.0 million with Hamburg Commercial Bank AG (HCOB) to refinance certain existing indebtedness and for general corporate purposes. The new facility has a tenor of five years, carrying an interest rate of SOFR plus a margin of 250 basis points. As at December 31, 2025, the facility has not been utilized.

The following main financial covenants are defined in the terms of the credit facility agreement with Crédit Agricole, Deutsche Bank, First Citizens, Société Générale, KFW IPEX- bank GmBH , the unsecured sustainability bond and HCOB:
+ The Parent company (MPC Container Ships ASA) shall maintain a minimum equity ratio of 40% throughout the term loan
+ The consolidated liquidity in the Group shall maintain a minimum liquidity of USD 250.000 per consolidated vessel throughout the term loan

The Group is in compliance with all loan and credit facility covenants as at December 31, 2025.

7.5  Equity

Accounting policy
Profit distribution includes dividends approved by the Board of Directors’ Meeting. The distribution of profits proposed by the Board of Directors is recognized as a liability and a deduction of equity once the distribution is approved by the Group’ shareholders at the Board of Directors’ Meeting. Costs related to share issuances are recognized directly in equity.

Total equity consists of share capital, share premium, fair value reserves, reserves for invested unrestricted equity, retained earnings and non-controlling interest. Share premium includes the amount exceeding the accounting par value of shares received by the Company in connection with share subscriptions. Fair value reserve includes hedge accounted component of fair value changes of derivatives under hedge accounting. Retained earnings include profit for the period and previous periods. Paid dividends approved in the General Meeting are first deducted from share premium before charging against retained earnings.

Share Capital

	Number of shares	Share capital (USD thousands)	Other paid-in capital (USD thousands)	Share premium (USD thousands)	Retained earnings (USD thousands)	Non- controlling interest (USD thousand)

At January 1, 2025	443,700,279	48,589	286	1,879	762,602	4,524
Dividend paid	-	-	-	-	(119,798)	(119)
Share-based payment	-	-	(286)	-	-	-
Addition from non-controlling interest	-	-	-	-	-	-
Result for the period	-	-	-	-	237,170	201
At December 31, 2025	443,700,279	48,589	-	1,879	879,974	4,606

	Number of shares	Share capital (USD thousands)	Other paid-in capital (USD thousands)	Share premium (USD thousands)	Retained earnings (USD thousands)	Non- controlling interest (USD thousand)

At January 1, 2024	443,700,279	48,589	-	1,879	700,021	3,835
Dividend paid	-	-	-	-	(204,102)	(257)
Share-based payment	-	-	286	-	-	-
Addition from non-controlling interest	-	-	-	-	-	935
Result for the period	-	-	-	-	266,683	11
At December 31, 2024 (unaudited)	443,700,279	48,589	286	1,879	762,602	4,524

The share capital of the Company consists of 443,700,279 shares as at December 31, 2025, with nominal value per share of NOK 1.00. All issued shares are of equal rights and are fully paid up.

In July 2022, the Group entered into a contract to purchase two new carbon-neutral 1,300 TEU newbuildings, in collaboration with Topeka MPC Maritime AS (a joint venture between Topeka Holding AS and MPC Capital AG) under MPCC Greenbox AS. Topeka MPC Maritime AS acquired a 9.9% non-controlling interest. In 2024, MPCC Greenbox AS had a capital increase where Topeka MPC Maritime AS contributed USD 0.9 million and the Company contributed USD 8.5 million.

Furthermore, non-controlling interests as of December 31, 2024 consist of the 0.1% shares the ship managers hold in the ship-owning entities under the MPC Container Ships Invest B.V. Group. As at December 31, 2025, the non-controlling interest also includes the minority interest’s share of result within these ship-owning entities, see Note 6.2.

The table below summarizes the changes in components in other reserves.

In USD Thousands	Cash flow hedging	Currency translation adjustment	Change in Other comprehensive income
As at January 1, 2025	(151)	(109)	(260)
Change during year	(602)	-	(602)
As at December 31, 2025	(753)	(109)	(862)

In USD Thousands	Cash flow hedging	Currency translation adjustment	Change in Other comprehensive income
As at January 1, 2024	(734)	(109)	(843)
Change during year	583	-	583
As at December 31, 2024 (unaudited)	(151)	(109)	(260)

OVERVIEW OF THE 20 LARGEST SHAREHOLDERS AS AT DECEMBER 31, 2025

Name	Number of shares	In %	Type
MPC CSI GmbH	73 994 977,00	16,7%	Ordinary
CLEARSTREAM BANKING S.A.	24 445 803,00	5,5%	Nominee
Avanza Bank AB	21 082 274,00	4,8%	Broker
BNP Paribas	15 333 079,00	3,5%	Nominee
State Street Bank and Trust Comp	12 303 420,00	2,8%	Nominee
FOLKETRYGDFONDET	10 293 221,00	2,3%	Ordinary
Nordnet Bank AB	8 779 558,00	2,0%	Nominee
State Street Bank and Trust Comp	6 641 204,00	1,5%	Nominee
Brown Brothers Harriman & Co.	6 579 365,00	1,5%	Nominee
JPMorgan Chase Bank	5 257 861,00	1,2%	Nominee
NORDNET LIVSFORSIKRING AS	4 625 189,00	1,0%	Ordinary
Citibank	4 576 780,00	1,0%	Nominee
SIX SIS AG	4 238 996,00	1,0%	Nominee
State Street Bank and Trust Comp	4 095 089,00	0,9%	Nominee
Citibank	3 948 487,00	0,9%	Nominee
JPMorgan Chase Bank	3 626 974,00	0,8%	Nominee
Interactive Brokers LLC	3 495 773,00	0,8%	Nominee
The Bank of New York Mellon	3 043 425,00	0,7%	Nominee
VERDIPAPIRFONDET STOREBRAND INDEKS	2 719 060,00	0,6%	Ordinary
VERDIPAPIRFONDET DNB NORGE INDEKS	2 672 174,00	0,6%	Ordinary
Total	221 752 709	50,0%

MPCC CSI LTD., a company affiliated with MPC Capital AG, holds 15,265,079 shares in MPC Container Ships ASA (“MPCC”). resulting in MPC Capital AG and its affiliated entities (including MPC CSI GmbH), collectively controls 89,260.056 shares and voting rights in MPCC which corresponds to 20.12%.

7.6  Capital Management

A key objective of the Group’s capital management is to ensure that the Group maintains a capital structure in order to support its business activities and maximize the shareholder value. The Group evaluates its capital structure in light of current and projected cash flows, the state of the shipping markets, new business opportunities and the Group’s financial commitments. Capital is primarily managed on Group level.

The Group monitors its capital structure using the book-equity ratio, which stands at 61.2% as at December 31, 2025 (2024: 66.4%). The Group’ s debt facilities contain certain financial covenants which require the Company or the subsidiaries to maintain the following financial covenants, minimum value of vessels, and a certain level of free cash and equity ratio. The Group aims at maintaining an equity ratio with adequate headroom to the respective covenant requirements (refer to Note 7.4).

in USD thousands	December 31, 2025	December 31, 2024 (unaudited)
Book equity	934,186	817,620
Total assets	1,526,592	1,231,374
Book-equity ratio	61.2%	66.4%

In support of the Group’s objective of maximizing returns to shareholders, the Group’s intention is to pay regular dividends by way of distributing 30%-50% (2024: 75%) of profits for the period after considering CAPEX and working capital requirements, including liquidity reserves and one-off effects. Dividends will be declared or proposed by the Board at the sole discretion of the Board and will depend upon the financial position, earnings, debt covenants, distribution restrictions, capital requirements and other factors related to the Group. The Company cannot guarantee that its Board will declare or propose dividends in the future. Furthermore, the Board may make event-driven distributions based on non-recurring proceeds, such as vessel sales, by way of extraordinary dividends or share buybacks, to be applied according to the Board’s discretion.

During 2025, the Group distributed total dividends of USD 119.9 million (2024: USD 204.4 million), including distributions to non-controlling interests. The 2025 dividend consisted of USD 119.7 million from retained earnings (2024: USD 204.1 million) and USD 0.1 million (2024: USD 0.3 million) attributable to non-controlling interests.
The table below shows details of distributions announced in 2025:

Announcement date	Type	Cash distribution per share	Ex-dividend	Record	Payment
25.02.2025	Recurring	USD 0.09 / NOK 0.9478	20.03.2025	21.03.2025	27.03.2025
22.05.2025	Recurring	USD 0.08 / NOK 0.8031	20.06.2025	23.06.2025	27.06.2025
26.08.2025	Recurring	USD 0.05 / NOK 0.4946	22.09.2025	23.09.2025	26.09.2025
27.11.2025	Recurring	USD 0.05 / NOK 0.5067	11.12.2025	12.12.2025	18.12.2025

The table below shows details of the distributions announced in 2024:

Announcement date	Type	Cash distribution per share	Ex-dividend	Record	Payment
27.02.2024	Recurring	USD 0.13 / NOK 1.3734	19.03.2024	20.03.2024	26.03.2024
28/05/2024	Recurring	USD 0.13 / NOK 1.3729	20.06.2024	21.06.2024	27.06.2024
28/08/2024	Recurring	USD 0.10 / NOK 1.0583	17.09.2024	18.09.2024	24.09.2024
26/11/2024	Recurring	USD 0.10 / NOK 1.1147	12.12.2024	13.12.2024	19.12.2024

Note 8	Other Notes

8.1  Commitment

As at December 31, 2025, the Group’s newbuilding program consisted of 17 newbuildings (2024: two) and remaining commitments was USD 801.6 million (2024: USD 38.9 million), of which USD 152.1 million is due in 2026 and USD 649.5 million is due after 2026. See further in Note 5.1

As at December 31, 2025, the group have committed to retrofit five vessels (2024: eight) for USD 8.5 million (2024:USD 2.4 million), which is due in 2026.

Under the existing cash bonus program, participants in the program are entitled to receive cash compensation of up to USD 2.6 million over the vesting period, i.e July 1, 2028 . See further in Note 8.2.

In December 2022, the Company had entered into a put/call option with INERATEC GmbH through its investment in associates for the delivery of 1,500 MT green physical marine diesel oil between 2024 and 2026. The option would oblige the Company to purchase and take delivery of the at a maximum price of 2,500 USD/MT. As at December 31, 2024, the delivery of the green marine diesel oil is delayed and the put option was expired.

8.2  Related Party and Key Management Compensation

The Group has entered into a corporate service agreement to purchase administrative and corporate services from MPC Münchmeyer Petersen Capital AG and its subsidiaries.

The Company is responsible for the technical ship management of the vessels owned by the Group. Performance of technical ship management services is sub-contracted to Wilhelmsen Ahrenkiel Ship Management GmbH & Co. KG and Wilhelmsen Ahrenkiel Ship Management B.V, joint ventures of MPC Münchmeyer Petersen Capital AG, for 47 of the 51 vessels owned by the Group as at December 31, 2025.

Commercial ship management of the vessels owned by the Group and associated joint ventures is contracted to Harper Petersen B.V., which are joint ventures of MPC Münchmeyer Petersen Capital AG.

The following table provides the total amount of service transactions that have been entered into with related parties for the relevant period:

IN USD THOUSANDS	2025	2024 (unaudited)

Wilhelmsen Ahrenkiel Ship Man. GmbH & Co. KG / B.V.	10,795	7,796
Harper Petersen & Co. GmbH	5,348	5,701
MPC Münchmeyer Petersen Capital AG	1,020	520
Wilhelmsen Ahrenkiel Bulk GmbH & Co. KG	202	148
Total	17,365	14,165

Compensation to Key Management

The key management personnel of the Company include the Board of Directors and the leading personnel. For details on remuneration to leading personnel and board of directors, see remuneration report published on our website.

DIRECTORS’ AND EXECUTIVE MANAGEMENT’S COMPENSATION AND SHAREHOLDING
	Shares at December 31 ,2025	2025 remuneration
Ulf Holländer (Chairman)	-	USD 90,000
Petros Panagiotidis		USD 50,000
Pia Meling	-	USD 50,000
Peter Fredriksen	200 000	USD 50,000
Ellen Hanetho	60 000	USD 55,000
Constantin Baack (CEO)	66 000	USD 1 022 685
Moritz Fuhrmann (Co-CEO/CFO)	-	USD 946 012
Christian Rychly (COO)	-	USD 558 041

DIRECTORS’ AND EXECUTIVE MANAGEMENT’S COMPENSATION AND SHAREHOLDING
	Shares at December 31 ,2024 (unaudited)	2024 remuneration
Ulf Holländer (Chairman)	-	USD 90,000
Dr. Axel Schroeder	-	USD 47,397
Petros Panagiotidis (from 12.12.2024) [1]		USD 1,781
Pia Meling	-	USD 50,000
Peter Fredriksen	200 000	USD 50,000
Ellen Hanetho	60 000	USD 55,000
Constantin Baack (CEO)	66 000	USD 840,209
Moritz Fuhrmann (Co-CEO/CFO)	-	USD 808,184
Christian Rychly (COO)	-	USD 490,756

1
In December 2024, Dr. Axel Schroeder resigned from his position as a member of the Board of Directors . Simultaneously, Mr. Petros Panagiotidis was  appointed to the Company’s Board of Directors. The change of the Board of Directors comes as a result of MPC Münchmeyer Petersen & Co. GmbH, an indirect shareholder of the Company, selling 74.09% of its stake in MPC Capital AG to Thalvora Holdings GmbH.

In April, 2025, the Company’s general meeting resolved that each member of the Board of Directors shall receive USD 50,000 (USD 90,0OO for the Chairman of the Board) in remuneration for the financial year 2025. The Board fees resolved for the year are paid out in the subsequent year. The total remuneration to the Board of Directors and  executive management in 2025 was USD 2.1 million (2024: USD 2.1 million).

In 2024, the Board of the Company approved the introduction of a Long-Term Incentive Plan (LTIP) for certain key employees of the Company and its subsidiaries. The LTIP was structured as an employee option program, providing for either a share-based settlement or, alternatively, a virtual cash-settled mechanism. Under the share-based mechanism, each option would entitle the holder to acquire one ordinary share of the Company at an exercise price equal to the par value of the share. The options were designed to vest after four years and become exercisable on 1 July 2028.

Under the share option arrangement, option holders would have been entitled to receive dividend-equivalent distributions for any dividends or other distributions declared from 1 July 2024 onwards, as if the underlying shares had been issued prior to the respective record date. Where options had not yet vested at the distribution date, the corresponding amounts would have been withheld by the Company and paid upon vesting.

As the share-based settlement mechanism was not covered by the existing Remuneration Guideline, its implementation was subject to shareholder approval at the 2025 Annual General Meeting. The fair value of the option plan at December 31, 2024 was determined using the Black-Scholes option pricing model, reflecting management’s expectation that the share-based mechanism would be approved. Accordingly, the Group recognized a share-based payment expense of USD 0.3 million in profit or loss for the year ended December 31, 2024.

Following discussions with proxy advisors and shareholders ahead of the Annual General Meeting, the revised Remuneration Guideline, including the share-based settlement mechanism, was not submitted for approval and therefore did not become effective. Consequently, the equity-settled share option arrangement did not become effective and, in accordance with the terms of the LTIP. Instead, pursuant to the terms of the LTIP, a bonus payment is payable, subject to the conditions of the LTIP, equal to a NOK amount calculated as the number of option shares accrued by the holder multiplied by 20. The cash bonus is payable on the vesting date of July 1, 2028.

Participants in the program are entitled to receive cash compensation of up to USD 2.6 million (of which key employees are entitled up to USD 1.9 million) over the vesting period. For the year ended December 31, 2025, the Group recognized an expense of USD 0.9 million in respect of this cash-settled arrangement, of which USD 0.6 million relates to 2025 and USD 0.3 million relates to 2024. The share-based payment expense of USD 0.3 million recognized in 2024 was reversed following the cancellation of the equity-settled program.

8.3  Subsequent Events

In January 2026, the Group entered into an agreement to sell its wholly-owned 2006-built vessel, AS Clementina for USD 24.0 million to an unrelated party.

In January 2026, Topeka MPC Maritime AS sold the remaining 9.9% equity interest in MPCC Greenbox AS for USD 3.8million. Following completion of the transaction, the Company became the sole shareholder of MPCC Greenbox AS, which owns the two vessels, NCL Vestland and NCL Nordland.

In January 2026, the Group prepaid USD 32.4 million of the existing USD 50.0 million loan facility with HCOB .

In February 2026, the Group pledged the 2010-built AS Nina as security under its existing USD 130.0 million senior secured revolving credit facility with HCOB.

In February 2026, the Group entered into joint investment with Uthalden AS to jointly own two existing 4,500 TEU newbuild container vessels.

In February 2026, the Group prepaid USD 4.0 million of the existing USO 101.5 million Crédit Agricole loan facility with K-SURE Agent.

In March 2026, the Group drew down USC 4.0 million from its existing USD 29.3 million loan facility with Société Générale, leaving USD 23.3 million available after the drawdown.

Subsequent to December 31, 2025, continued geopolitical tensions in the Middle East have affected international shipping. The Group’s exposure to the region is limited and, as at the date of approval of the consolidated financial statements, no material financial effects have been identified